

Mail Stop 7010

April 25, 2008

By U.S. Mail and Facsimile

Ms. Ana M. Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive
Suite 901
Coconut Grove, FL 33133

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 001-05581**

Dear Ms. Menendez:

We have reviewed your filing and have the following comments. We have limited our review to your disclosures related to controls and procedures and your consolidated statements of cash flows and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A – Controls and Procedures, page 14

1.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are

accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Consolidated Statements of Cash Flows

2.   We note that in your presentation of operating activities under the indirect method, you begin with a reconciliation of "net income from continuing operations." In future filings, please revise your statements of cash flows to begin your reconciliation with "net income" as required by paragraph 28 of SFAS 95.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief